Exhibit 12.1

Donnelley Financial Solutions, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Years ended December 31,
	2016	2015	2014	2013	2012
Earnings available for fixed charges:
Earnings from continuing operations before income taxes	$94.3	$171.7	$92.4	$158.9	$118.1
Less: Equity (loss) income of minority-owned companies included in earnings from continuing operations before income taxes	—	(0.1)	—	(0.2)	0.1
Add: Fixed charges before capitalized interest	17.5	6.5	7.0	7.8	5.8
Add: Amortization of capitalized interest	0.6	—	—	—	—
Total earnings available for fixed charges	$112.4	$178.3	$99.4	$166.9	$123.8
Fixed charges:
Interest expense	$11.7	$1.1	$1.5	$2.2	$0.2
Interest portion of rental expense	5.8	5.4	5.5	5.6	5.6
Total fixed charges before capitalized interest	17.5	6.5	7.0	7.8	5.8
Capitalized interest	0.5	—	—	—	—
Total fixed charges	$18.0	$6.5	$7.0	$7.8	$5.8
Ratio of earnings to fixed charges	6.24	27.43	14.20	21.40	21.34